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                                                                      (a)(1)(EE)
                            [LOGO OF PCORDER.COM(R)]
                             5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                 (512) 684-1100

                               November 20, 2000

Dear pcOrder Stockholder:

   Enclosed is Supplement No. 2 to the Offer to Purchase dated November 6, 2000 (which was previously supplemented by the Supplement dated November 17, 2000). This Supplement No. 2 contains additional information concerning the tender offer being made by Trilogy Software, Inc. to acquire all of our Class A common stock at a price of $6.375 per share, net to the tendering stockholder in cash, less any required withholding taxes, which commenced on November 6, 2000.

   Also enclosed is an amendment to our previous Securities and Exchange Commission filing that reflected the recommendation being made by the pcOrder Board (based on the unanimous recommendation of a special committee of independent directors) in favor of your acceptance of Trilogy's tender offer.

   Please give careful consideration to the enclosed documents, as well as the tender offer materials that accompanied my November 6, 2000 and November 17, 2000 letters to you.

                                          Sincerely,

                                          /s/ Ross A. Cooley

                                          Ross A. Cooley
                                          Chairman and Chief Executive Officer

Enclosures